UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 2)
Warner Chilcott plc
(Name of Issuer)
Ordinary Shares, par value $0.01
(Title of Class of Securities)
G94368100
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[X]   Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.G94368100                                     Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
AlpInvest Partners CS Investments 2003 C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	-0-
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		-0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		-0-
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

CUSIP No.G94368100                                     Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
AlpInvest Partners Later Stage Co-Investments Custodian II B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	-0-
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		-0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		-0-
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

CUSIP No.G94368100                                     Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Amsterdam, The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	-0-
	6	SHARED VOTING POWER	-0-
	7	SOLE DISPOSITIVE POWER	-0-
	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		-0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		-0-
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

CUSIP No.G94368100                                     Page 5 of 7 Pages

Amendment No. 2 to Schedule 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on March 12, 2010 and Amendment No. 1 thereto filed on March 12, 2010 (as so amended, the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership

(a) through (c):

The information requested in these paragraphs is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G, and is incorporated herein by reference thereto.

CUSIP No.G94368100                                     Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2011

ALPINVEST PARTNERS CS INVESTMENTS 2003 C.V.
By:	AlpInvest Partners 2003 B.V., its general partner
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title: Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title: Managing Partner, CFOO
ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS CUSTODIAN IIA B.V. (as custodian for ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS IIA C.V.)
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title: Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title: Managing Partner, CFOO

CUSIP No.G94368100                                     Page 7 of 7 Pages

ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS CUSTODIAN II B.V. (as custodian for ALPINVEST PARTNERS LATER STAGE CO-INVESTMENTS II C.V.)
By:	AlpInvest Partners N.V., its managing director
By:	/s/ Cornelis Frederik de Ru
Name: Cornelis Frederik de Ru Title: Senior Legal Counsel
By:	/s/ Johan Paul de Klerk
Name: Johan Paul de Klerk Title: Managing Partner, CFOO